

March 15, 2010

Mr. Larry Olson
President, CEO and CFO
Mine Clearing Corporation
2103 Tyrone Place
Penticton, BC Canada V2A 8Z2

      Re: **Mine Clearing Corporation**
               Form 10-K for the Fiscal Year Ended August 31, 2009
               Filed December 4, 2009
               File No. 000-52944

Dear Mr. Olson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Karl Hiller
                    Branch Chief